Exhibit 99.1

1 June 2018
Midatech Pharma PLC
 ("Midatech", "Company" or "Group")

2017 Annual Report and AGM Notification

Midatech (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology and immunotherapy, is pleased to confirm that the 2017 Annual Report for the year ended 31 December 2017 has been sent to shareholders. The document is available today on the “Investors” section of the Company’s website at http://www.midatechpharma.com/investors/financial-reports.html.

Midatech also announces that its AGM will be held on Wednesday 27 June 2018. The meeting will be held at Panmure Gordon & Co, 1 New Change, EC4M 9AF, London, commencing at 9:30 a.m.

- Ends -

For more information, please contact:

Midatech Pharma PLC
Dr Craig Cook, CEO
Nick Robbins-Cherry, CFO
+44 (0)1235 888 300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Freddy Crossley / Emma Earl / Ryan McCarthy
+44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Nicholas Brown
+44 (0)20 3709 5700
midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
+1 339 970 2843
chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and immunotherapy. Midatech's strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the "right time, right place": gold nanoparticles ("GNPs") to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release ("SR") delivery; and Nano Inclusion ("NI") to provide local delivery of therapeutics, initially to the brain. Midatech Pharma US is the Group’s US commercial operation, with four cancer supportive care products. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statements
Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.